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                              June 21, 2022

       Wenshan Xie
       Chief Executive Officer
       E-Home Household Service Holdings Limited
       Floor 9, Building 14, HaixiBaiyue Town
       No. 14 Duyuan Road, Luozhou Town
       Cangshan District, Fuzhou City 350001
       People   s Republic of China

                                                        Re: E-Home Household
Service Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2021
                                                            Filed October 29,
2021
                                                            File No. 001-40375

       Dear Mr. Xie:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2021

       General

   1. We note that your registration statement on Form F-3 (File No. 333-259464) is currently under review and we
have issued a number of comments on your China-related
                                                        disclosures. Please
confirm that you will include in future Exchange Act filings all applicable
China-related disclosures you include, or will include, in your Form F-3 in response to such
comments.
 Wenshan Xie
FirstName  LastNameWenshan  Xie Limited
E-Home Household  Service Holdings
Comapany
June       NameE-Home Household Service Holdings Limited
     21, 2022
June 21,
Page 2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services